1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 17, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SECOND REVISED FORM OF PROXY FOR THE
ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, MAY 9, 2008

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3 ________________________________________________________________________________________________________________________
of ___________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint the Chairman of the Meeting[4]
or _______________________________________________________ of _________________________________________________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, May 9, 2008 at 9:00 am and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of the 2007 Annual General Meeting, the Supplemental Notice of the 2007 Annual General Meeting and the Second Supplemental Notice of the 2007 Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	For[5]	Against[5]
1.	To consider and approve the Report of the Directors of the Company for the year ended December 31, 2007;
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2007;
3.	To consider and approve the report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended December 31, 2007;
4.

To consider and approve the proposal for the profit distribution of the Company for the year ended December 31, 2007 and the declaration of the Company's final dividend for the year ended December 31, 2007;

5.	To consider and appoint Mr. Zhu Demiao and Mr. Wang Mengkui respectively as Independent non-executive Directors of the Company;
i.	To appoint Mr. Zhu Demiao
ii.	To appoint Mr. Wang Mengkui
6.	To authorise the Board of Directors to determine the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2008;
7.	To consider and approve the proposal to pay a discretionary bonus for the year 2007 to the Directors and Supervisors of the Company;
8.	To consider and approve the proposal to renew the liability insurance for the directors, supervisors and other senior management of the Company for the year of 2008/2009;
9.

To consider and approve the re-appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors to determine their remuneration;

10.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

	SPECIAL RESOLUTIONS	For[5]	Against[5]
11.	To consider and approve the following resolution by way of special resolution:
"THAT:
(1)

Subject to notification being given to the People's Bank of China, the Company may issue short-term bonds (the "Short-term Bonds") in the period from the date when approval from the Company's shareholders is obtained to the conclusion of the annual general meeting of the Company for the year ending December 31, 2008 on the following terms:

i.	Place of issue:	Within the People's Republic of China (excluding Hong Kong, Macau and Taiwan), by one single issue or more;
ii.	Principal amount:	up to RMB10 billion;
iii.	Maturity:	up to 1 year;
iv.	Interest rate:	to be determined according to market conditions but not exceeding the best lending rate quoted by the People's Bank of China;
v.	Target subscribers:	institutional investors (and not the general public);
vi.	Use of Proceeds:	to be utilized towards the operational activities of the Company, including but not limited to the purchase of raw materials and import of alumina and, if there is a surplus, to repay amounts due.
(the "Proposed Short-term Bond Issue")
(2)

the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of the Proposed Short-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including determining the time of issue, the final principal amount, the period to maturity and interest rates of the Short-term Bonds; and

(3)

the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Short-term Bond Issue or any matter incidental thereto."

12.	To consider and, if thought fit, approve the following resolution by way of special resolution:
"THAT:
(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of the H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this resolution:
"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;
"Relevant Period" means the period from the passing of this Resolution until the earliest of:
(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or
(ii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and
(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:
(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and
(c)

increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

13.	To consider and approve the following resolution by way of special resolution:
THAT, subject to the necessary approval of the relevant PRC authorities, Articles 13 and 39 of the Articles be amended as follows:
Article 13

By inserting the words "production, sales, loading, unloading and transportation autoclaved fly ash brick" in relation to the scope of business of the Company such that the amended Article 13 will read:

"The business scope of the Company will be as approved by companies registration authorities.

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service."

Article 39

By inserting the words "or after being imprinted with the seal" "(including the share seal)", "to imprint the Company seal" and deleting the words "the Company's share seal" such that the amended Article 39 will read:

"Share certificates shall be signed by the legal representative. In case other members of the senior management are also required to sign by the stock exchange on which the Company's shares are listed, such other members of the senior management shall also sign. The share certificates shall become valid after applying the Company's seal (including the share seal of the Company) or after being imprinted with the seal. Authorisation from the board of directors should be obtained to affix the Company seal (including the share seal) or to imprint the Company seal on the share certificates. The signature of the Chairman or other member of the senior management may also be in imprinted form."

14.	To consider and approve the following resolution by way of special resolution:
"THAT:
(1)

subject to the filing of the relevant notification with the People's Bank of China, the Company may issue medium-term bonds (the "Medium-term Bonds") in the period from the date when approval from the Company's shareholders is obtained to the conclusion of the annual general meeting of the Company for the year ending 31 December 2008 on the following terms:

Size:	Principal amount not less than of RMB3 billion and not more than RMB10 billion
Maturity:	3 years or 5 years
Interest rate:

To be determined according to market conditions which is expected to be approximately 5.2% per annum for the Medium-term Bonds with a term of 3 years and approximately 5.5% per annum for the Medium-term Bonds with a term of 5 years but in any event not exceeding the best lending rate quoted by the People's Bank of China

Target subscribers:	Institutional investors (and not the general public)
Use of Proceeds:	To be used as working capital of the Company and as capital expenditure for the Company's capital investment projects.
(the "Proposed Medium-term Bond Issue")
(2)

the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorised by the Chairman be authorised to determine and finalise the terms and conditions of the Proposed Medium-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including determining the time of issue, the final principal amount, the period to maturity and interest rates of the Medium-term Bonds; and

(3)

the Board be authorised to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Medium-term Bond Issue or any matter incidental thereto."

Dated this __________ day of __________ 2008	Signature(s)[6]: ____________________

Notes: Important: You should first review the annual report of the Company for the year 2007 before appointing a proxy.

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this second revised form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which this second revised form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS SECOND REVISED FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting, the Supplemental Notice of 2007 Annual General Meeting and the Second Supplemental Notice of 2007 Annual General Meeting.

6.

This second revised form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this second revised form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this second revised form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

9.	IMPORTANT: A SHAREHOLDER WHO HAS ALREADY LODGED THE REVISED PROXY FORM WITH THE COMPANY'S REGISTRAR SHOULD NOTE THAT:

(i)

If no Second Revised Proxy Form is lodged with the Company's registrar, the Revised Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the notice convening the AGM and the Revised Proxy Form, including a resolution for the Proposed Medium-term Bond Issue set out in this circular.

(ii)

If the Second Revised Proxy Form is lodged with the Company's registrar 24 hours prior to the time appointed for the holding of the AGM, i.e. 9:00 a.m on Thursday 8 May 2008 (the "Closing Time"), the Second Revised Proxy Form will revoke and supersede the Revised Proxy Form previously lodged by him or her. The Second Revised Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)

If the Second Revised Proxy Form is lodged with the Company's registrar after the Closing Time, the Second Revised Proxy Form will be invalid. However, it will revoke the Revised Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Revised Proxy Form or the Second Revised Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, Shareholders are advised not to lodge the Second Revised Proxy Form after the Closing Time. If such Shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary